

05043817

ːTES
ɴGE COMMISSION
ː. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2004 AND ENDING 06/30/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Network 1 Financial Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bridge Avenue, Building 2, Penthouse
(No. and Street)

Red Bank, (City) **New Jersey** (State) **07701** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt Jr. **732-758-9001**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles W. Knapp, C.P.A.
(Name – *if individual, state last, first, middle name*)

14 Division Street (Address) **Somerville,** (City) **New Jersey** (State) **08876** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Hunt Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Network 1 Financial Securities Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

524540004	40538942	40544274	36646691	339381520
524524959	72411402	40544269	36646667	337906459
524510378	40545155	72614522	77038101	524067348
524052771	339381520	524517144	678617463	278532341

INGER E. HINRICHSEN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/18/2007

Signature

C.F.O.
Title

Notary Public

Sworn to and subscribed before me this 29th day of August 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETWORK 1 FINANCIAL SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

	Pages
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS:	
Balance Sheet	2A-B
Statement of Income	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTAL DATA:	
Report of Supplemental Information	11
Computation of Net Capital Pursuant to Rule 15c-1	12
Report on Material Inadequacies	13
Report on Internal Control	14-15

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of:

Network 1 Financial Securities, Inc.
The Galleria Building 2/PH
2 Bridge Avenue
Red Bank, New Jersey 07701

We have audited the balance sheet of Network 1 Financial Securities, Inc., as of June 30, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc., as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the above mentioned periods then ended, in conformity with accounting principles generally accepted in the United States of America.



Charles W. Knapp and Associates
August 25, 2005

NETWORK 1 FINANCIAL SECURITIES, INC.

BALANCE SHEET

	June 30	
	2005	2004
ASSETS:		
CURRENT ASSETS		
Cash & equivalents	$ 119,565	$ 507,417
Marketable securities	807,078	1,385,763
Receivables - other	271,145	265,181
Advances on commissions	173,603	104,924
Prepaid expenses	24,700	24,700
Deferred expenses	23,463	21,793
TOTAL CURRENT ASSETS	1,419,554	2,309,778
Furniture, fixtures and equipment, net of accumulated depreciation (Note 3)	16,786	6,628
Deposits - other	2,050	2,050
Notes receivable	60,000	60,000
Deferred taxes	418,600	137,600
Other assets	40,200	50,200
TOTAL ASSETS	$ 1,957,190	$ 2,566,256

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.

BALANCE SHEET

	June 30	
	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY:		
LIABILITIES		
Accounts payable and accrued expenses	$ 159,146	$ 300,075
Deferred Income	0	17,500
Commissions payable	63,285	251,667
Securities sold not yet purchased	119	0
Taxes payable	12,897	24,780
Other payables	51,214	21,792
TOTAL LIABILITIES	286,661	615,814
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 8% coupon, 1,000,000 shares authorized; 215,000 shares issued and outstanding in 2005 and in 2004		
Common stock, $ .01 par value, 10,000,000	215,000	215,000
shares authorized; 1,591,430 shares issued; 1,088,930 shares outstanding in 2005 and in 2004		
Class B stock, $ .01 par value, 500,000		
non-voting shares authorized; 150,878 shares issued; 140,528 shares outstanding in 2005 and in 2004	15,914	15,914
Additional paid-in capital		
Retained earnings	1,509	1,509
Less: Common stock in treasury	553,637	553,637
at cost; Class A 502,500 shares	889,598	1,169,511
and Class B 10,350 shares		
TOTAL SHAREHOLDERS' EQUITY	(5,129)	(5,129)
	1,670,529	1,950,442
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,957,190	$ 2,566,256

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME

	For the years ended June 30	
	2005	2004
REVENUES:		
Commissions and fees	$ 2,226,471	$ 4,342,954
OPERATING EXPENSES:		
Compensation	1,787,166	3,042,500
Fees	25,806	29,598
Licenses, registrations and clearing costs	215,255	245,299
Occupancy	172,050	137,092
Communications	203,542	232,529
Depreciation and amortization	5,266	10,311
Taxes	91,503	106,082
Advertising	20,814	38,492
Insurance	102,170	108,389
Professional fees	51,444	71,401
Office expenses	51,674	62,624
Travel and entertainment	12,514	17,242
Equipment rental	13,761	14,783
Repairs and maintenance	33,770	11,966
Contributions	643	1,250
TOTAL OPERATING EXPENSES	2,787,378	4,129,558
OPERATING LOSS FROM OPERATIONS	(560,907)	213,396
OTHER INCOME (EXPENSE):		
Interest and dividend income	98,498	108,445
Interest expense	(72,889)	(80,635)
Bad debt recovery/(expense)	265	(43,775)
TOTAL OTHER INCOME (EXPENSE)	25,874	(15,965)
INCOME/(LOSS) BEFORE INCOME TAXES	(535,033)	197,431
(INCOME TAX)/TAX BENEFIT	272,320	(142,833)
NET INCOME/(LOSS)	(262,713)	54,598
DIVIDENDS ON PREFERRED STOCK	(17,200)	(17,200)
NET INCOME/(LOSS)	$ (279,913)	$ 37,398

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended June 30, 2005 and 2004

	PREFERRED STOCK		CLASS A COMMON STOCK		CLASS B COMMON STOCK		PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL EQUITY
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at 6/30/2003	215,000	$215,000	1,088,930	$10,889	140,528	$1,405	$553,637	$1,132,113	$1,913,044
Preferred Dividends Paid	0	0	0	0	0	0	0	(17,200)	(17,200)
Net Profit	0	0	0	0	0	0	0	54,598	54,598
Balance at 6/30/2004	215,000	215,000	1,088,930	10,889	140,528	1,405	553,637	1,169,511	1,950,442
Preferred Dividends Paid	0	0	0	0	0	0	0	(17,200)	(17,200)
Net Loss	0	0	0	0	0	0	0	(262,713)	(262,713)
Balance at 6/30/2005	215,000	$215,000	1,088,930	$10,889	140,528	$1,405	$553,637	$ 889,598	$1,670,529

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS

	For the Years ended June 30	
	2005	2004
Cash flows from operating activities:		
Net income/(loss)	$ (262,713)	$ 54,598
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	5,266	10,311
Changes in assets & liabilities:		
Marketable securities	578,685	(262,901)
Receivables	27,793	25,755
Commission advances	(68,679)	36,208
Other assets	(1,670)	(25,278)
Deferred tax	(281,000)	1,700
Receivables from officers	(23,757)	(2,164)
Taxes receivable	-	120,000
Accounts payable and accrued expenses	(140,929)	206,541
Deferred Income	(17,500)	11,500
Commissions payable	(188,382)	167,982
Securities sold not yet purchased	119	(30,205)
Taxes payable	(11,883)	20,771
Other payables	29,422	9,424
Net cash provided by operating activities	(355,228)	344,242
Cash flows from financing activities:		
Preferred dividends paid	(17,200)	(17,200)
Net cash provided by financing activities	(17,200)	(17,200)
Cash flows from investing activities:		
Purchase Equipment	(15,424)	-
Net cash used in investing activities	(15,424)	-
Net decrease in cash and cash equivalents	(387,852)	327,042
Cash and cash equivalents at beginning of period	507,417	180,375
Cash and cash equivalents at end of period	$ 119,565	$ 507,417

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Organization:
Network 1 Financial Securities, Inc. was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. It is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., (NASD) and the Securities Investor Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment:
Furniture, fixtures and equipment is stated at cost. Depreciation is provided using the straight-line method of depreciation over the estimated useful lives ranging from 5 to 7 years.

Income Tax:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No 109, "accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

3. PROPERTY AND EQUIPMENT

Property and Equipment is stated as follows:

Description	Original Cost			Accumulated Depreciation			Net Assets	
	Balance 06/30/04	Additions	Balance 06/30/05	Balance 06/30/04	Additions	Balance 06/30/05	2004	2005
Equipment	$ 147,669	$ 15,424	$ 163,093	$ 141,041	$ 5,266	$ 146,307	$ 6,628	$ 16,786
Furniture & Fixtures	31,250	-	31,250	31,250	-	31,250	-	-
Total	$ 178,919	$ 15,424	$ 194,343	$ 172,291	$ 5,266	$ 177,557	$ 6,628	$ 16,786

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 (under the Securities Act of 1934). The Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2005, the Company had net capital before the haircut of $639,832 and $1,277,216 at June 30, 2004 with a minimum net capital requirement of $100,000 at June 30, 2005 and $100,000 at June 30, 2004. The ratio of aggregate indebtedness to net capital was .868 to 1 at June 30, 2005 and .846 to 1 at June 30, 2004.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

5. LEASING ARRANGEMENTS

The Company leases its office space under a month-to-month leasing arrangement. Total rent expense under all operating leases amounted to $172,050 for the year ended June 30, 2005 and $137,092 for the year ended June 30, 2004.

6. RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from a related company on a month-to-month arrangement. Total lease payments to the related company for 2005 were $181,430. The rental payments of $172,050 (see note #4) are included in the $181,430. Management of the Company states that the leases are based on the going rate for comparable space. The Company also pays consulting fees and expenses to a related company, which amounted to $15,316 for the year 2005.

7. COMMITMENTS AND CONTINGENCIES

There are no contingencies at this time.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

8. SHAREHOLDERS' EQUITY

Preferred Stock:
From September 1, 1992 to June 30, 1993, the Company issued 215,000 shares of preferred stock in exchange for proceeds of $215,000. The stock has a par value of $1.00 per share. The stockholders have a right to receive dividends equivalent to 8%. The stock is non-cumulative and does not have voting rights.

Common Stock-Class A:
The Company issued 1,581,430 shares of common stock, par value $.01, to three founders of the Company for proceeds of $15,814. In January, 1994, the Company issued an additional 10,000 shares of common stock, par value .01, for proceeds of $100. All common stock outstanding had full voting rights. Dividend and liquidation rights of the common stock are subordinate to those of preferred stock.

Common Stock-Class B:
From December 30, 1994 to June 30, 1995, the Company issued 136,528 shares of Class B non-voting common stock, par value $.01, for consideration of $73,550 allocated as follows: $1,365 common stock and the remainder $72,185 to paid-in-capital. The Company issued an additional 14,350 shares for consideration of $45,000 allocated as follows: $144 common stock and the remainder $44,856 to paid-in-capital.

Treasury Stock:

On August 19, 1992, the Company repurchased 500,000 shares of common stock from a former officer of the Company at the issue price of $.01 per share.

On November 11, 1997, the Company repurchased 4,350 shares of common stock-Class B at the issue price of $.01 per share. On October 15, 1999, the Company repurchased an additional 6,000 shares at the issue price of $.01 per share.

On May 29, 2002, the Company repurchased 2,500 shares of common stock-Class A at the issue price of $.01 per share.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

9. PENSION PLANS

The Company has a 401K plan covering substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the plan by way of a salary reduction arrangement. An employee becomes fully vested upon completion of six years of qualifying service. A participant is always 100% vested in his own contribution.

NETWORK 1 FINANCIAL SECURITIES, INC.
SUPPLEMENTAL DATA

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Required by SEC Regulation T Reg 240.17a-5 (e) (4) (iii)

To the Board of Directors of:

Network 1 Financial Securities, Inc.
The Galleria Building 2/PH
2 Bridge Avenue
Red Bank, NJ 07701-1333

We have audited the financial statements of Network 1 Financial Securities, Inc. for the years ended June 30, 2005 and 2004, and have issued our report thereon dated August 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Charles W. Knapp and Associates
August 25, 2005

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

	June 30	
	2005	2004
Shareholders' equity	$ 1,670,529	$ 1,950,442
Deductions and /or charges		
Non-allowable assets:		
Furniture, fixtures & equipment, net	16,786	6,628
Receivables	504,748	430,105
Deposits	2,050	2,050
Other Assets	63,813	72,143
Prepaid Expenses	24,700	24,700
Deferred Taxes	418,600	137,600
Total Non-allowable Assets	1,030,697	673,226
Net Capital Before Haircut	639,832	1,277,216
Less: Haircut	309,576	549,084
Net Capital	$ 330,256	$ 728,132
AGGREGATE INDEBTEDNESS		
Liabilities included in statement of financial condition		
Accounts payable and accrued expenses	$ 159,146	$ 300,075
Deferred Income	-	17,500
Commissions payable	63,285	251,667
Taxes payable	12,897	24,780
Other payables	51,214	21,792
Total Aggregate Indebtedness	$ 286,542	$ 615,814
NET CAPITAL REQUIREMENT		
Minimum net capital required:	$ 100,000	$ 100,000
Net Capital in excess of requirement	$ 230,256	$ 628,132
Ratio of aggregate indebtedness to Net capital	.868 to 1	.846 to 1

STATEMENT PURSUANT TO PARAGRAPH (d) (4) of rule 17A-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Network 1 Financial Securities, Inc. and included in the Company's unaudited Part II FOCUS filing as of the same date.

REPORT ON MATERIAL INADEQUACIES

Statement Pursuant to Paragraph (J) of Rule 17A-5.

No material inadequacies were found during our audit for the years ended June 30, 2005 and 2004.

NETWORK 1 FINANCIAL SECURITIES, INC

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

JUNE 30, 2005

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Network 1 Financial Securities, Inc., in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (the Company was in compliance with the conditions of the exemption, and no facts came to our attention to indicate that the exemption had not been complied with during the period). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examination, counts, verifications, and comparison and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities in Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Network 1 Financial Securities, Inc. taken as a whole. However, our study and evaluation discloses no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange act of 1934 and should not be used for any other purpose.



Charles W. Knapp and Associates
August 25, 2005